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                   D&K HEALTHCARE RESOURCES, INC. ANNOUNCES
               LETTER OF INTENT TO ACQUIRE JEWETT DRUG CO., INC.

ST. LOUIS, MISSOURI, FEBRUARY 16, 1999 - D&K Healthcare Resources, Inc. (NASDAQ:DKWD) today announced the signing of a letter of intent to acquire Jewett Drug Co., Inc., ("Jewett") a privately owned pharmaceutical distribution company based in Aberdeen, South Dakota for $36 million in a combination of cash, notes and D&K common stock. D&K expects the acquisition of Jewett to be immediately accretive to earnings. Jewett will be operated as a wholly owned subsidiary of D&K under its own name from its existing facilities.

Jewett provides comprehensive pharmaceutical distribution services to over 250 customers in South Dakota, North Dakota, Minnesota and four north central states. Jewett recorded 1998 sales of approximately $250 million. D&K expects the transaction to be closed in its fourth fiscal quarter subject to execution of a definitive agreement, satisfactory completion of due diligence and required regulatory approvals.

"The acquisition of Jewett will further our goal of developing strong regional pharmaceutical distribution services throughout the Midwest," said
J. Hord Armstrong, III, D&K's Chairman and Chief Executive Officer. "Jewett complements our existing distribution operations in the Northern Midwest, permitting expansion of geographic coverage and creation of economies of scale that will allow D&K to leverage its operating costs. A highly respected 115-year-old regional pharmaceutical distribution business, Jewett will provide an excellent opportunity for access to a broader base of clients in these markets. We are determined to execute a seamless transition for all stakeholders involved including employees, customers and suppliers. We believe an integral component of this transaction is Jewett's network in the Northern Midwest, which we intend to maintain in order to capitalize on its strong customer relationships. Following the conclusion of the transaction, we expect Harvey C. Jewett IV to join D&K's Board of Directors, and we extend a warm welcome to Jewett's customers and employees."

In commenting on the transaction, Harvey C. Jewett IV, Chairman of Jewett, remarked "D&K Healthcare is a company very much like Jewett Drug Company. We believe that this transaction will allow our customers more options in products, better pricing and the same extremely high quality of service. D&K is a company that realizes that the customer and the wholesale house are very much in a partnership. We think this will be good news for Jewett Drug Co., its employees and customers. I look forward to a long and successful relationship with D&K."

The forward-looking statements contained in this press release are inherently subject to risks and uncertainties. D&K's actual results could differ materially from those currently anticipated due to a number of factors, including without limitation, the competitive nature of the wholesale pharmaceutical drug distribution industry, the evolving business and regulatory environment of the healthcare industry in which D&K operates and other factors set forth in reports and other documents filed by D&K with the Securities and Exchange Commission from time to time.

D&K Healthcare Resources, Inc., of St. Louis, Missouri, is a full-service regional wholesale drug distributor supplying customers from facilities in Lexington, Kentucky; Minneapolis, Minnesota; and Cape Girardeau, Missouri. D&K owns a 50 percent interest in Pharmaceutical Buyers, Inc., of Boulder, Colorado, one of the nation's leading alternate site group purchasing organizations. D&K also invites all interested parties to visit its Web site at http://www.dkwd.com.
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